FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

July 20, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 20, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer receives additional high grade gold results from drilling at Taricori Gold Zone within the Cordillera del Condor project in northwest Peru.

Item 5.	Full Description of Material Change

The Issuer reports the receipt of additional assay results from Minera Afrodita’s latest and ongoing drill program on the Taricori Gold Zone within the Cordillera del Condor project in northwest Peru.  The Issuer has a right to acquire 100% of Minera Afrodita.  Drilling continues on site with hole TAR-028 currently in progress.

Table 1:  Taricori Drill Hole Assay Results* (holes TAR 018-020)

Drill Hole		From (m)	To (m)	Thickness (m)	Au (g/t)	Ag (g/t)	Zn (%)
TAR-018	Intersection 1	11.10	13.41	2.31m	1.10 g/t	25.51g/t	0.93%
	Intersection 2	34.50	41.62	7.12m	2.90 g/t	33.46 g/t	0.74%
	including	37.50	40.82	3.32m	5.68 g/t	54.68 g/t	1.21%
	including	39.46	40.82	1.36m	12.67 g/t	74.06 g/t	2.50%
	Intersection 3	93.20	96.40	3.20m	3.01 g/t	51.04 g/t	2.59%
TAR-019	Intersection 1	30.52	41.37	10.85m	0.50 g/t	13.54 g/t	0.58%
	Intersection 2	61.00	63.00	2.00m	0.88 g/t	10.08 g/t	0.31%
	Intersection 3	76.60	78.27	1.67m	7.82 g/t	131.41 g/t	9.99%
TAR-020	Intersection1	100.95	109.88	8.93m	10.84 g/t	49.21 g/t	3.23%
	including	101.47	106.80	5.33m	17.33 g/t	66.39 g/t	4.74%
	including	101.79	106.10	4.31m	21.06 g/t	70.93	5.03%

*using a cut-off of 0.25 g/t gold and allowing up to 4m of dilution

Taricori Drill Program

The Taricori drilling is focused on defining the dimensions of the gold mineralizing system.  The locations of drill holes completed to date are included on Figure 1, together with drill hole dip in parenthesis.  Minera Afrodita’s geologists are in the process of updating the geological model for Taricori – maps and sections will be uploaded to the Dorato website in due course.

Platform 4 was constructed at an elevation 10 metres vertically below Platform 3, and was designed to test the existence of mineralization at greater depth – for example, intersections in drill hole TAR-020 are approximately 75 metres below those in drill holeTAR-015.  Drill hole TAR-020 returned highly positive results, intersecting 8.93 metres grading 10.84 g/t gold and 49.21 g/t silver.  The system has now been tested along 250 metres of strike length and 100 metres of vertical extent.  Data received from Minera Afrodita is now being forwarded to SRK Consulting, who is being retained to finalize geological models and begin the process of resource estimation.  Drilling in progress is testing mineralization up to 150 metres to the east, aiming to extend the strike length to greater than 400 metres.  As the gold-mineralized system becomes better interpreted and ideas/models are generated, the drilling will begin to test potential extensions towards the east.

Figure 1: Location of drill holes and interpreted geology map.

Project Pipeline

The Cordillera Del Condor has been proven to host multiple, world-class gold and copper-gold deposits in the Ecuadorian portion thanks to modern exploration over the past several years.  The ground in the Peruvian territory, by analogy, has the potential to host multiple deposits and Minera Afrodita’s program is designed to test multiple targets.  The development of a healthy project pipeline is an essential ingredient in testing its ultimate potential.

The Lucero Project is located approximately 5 km southeast of the current Taricori drilling zone and drill testing of this target is planned for 2010, contingent on receipt of drill permits. Lucero is interpreted to be an intrusion-related gold-mineralized system.  The gold mineralization was initially discovered following airborne geophysical surveys, which included magnetic and electromagnetic data collection.  This data in conjunction with geochemical prospecting allowed geologists to quickly define an area of surface gold mineralization in excess of 1.0 km by 0.8 km.

Results of surface prospecting at Lucero have previously been released (news release NR09-13) and additional results from the 2010 program should be available in the coming weeks.  Environmental baseline studies for a drill permit application have been prepared and will be submitted on completion of community information workshops.  Drilling is expected to be completed in 2010.

Mapping and drill target definition on the approximately 29km2 Cobrecon copper-gold porphyry target is also in progress.

Geophysical Surveying

Additional airborne geophysics is planned as part of a larger program to screen the approximately 900-square-kilometres of prospective terrain that as yet remains completely unexplored.  Geophysical methods allow rapid screening of large tract of land with zero environmental impact – the surveys will help identify areas of mineralization remotely, where ground prospecting has not yet been completed.

The method was previously used in the area and led directly to the discovery of mineralization at Lucero in the form of strong, coincident magnetic and electromagnetic anomalies.  The surveying planned for 2010 will include radiometrics in additional to magnetic and electromagnetic instruments – this addition should help identify potassic alteration associated with potential porphyry mineralization.  Results of the geophysical survey will be released on completion, after which ground truthing of priority anomalies will be completed by experienced geologists.

Figure 2.  Land position of 1,050 square kilometres on which Dorato can earn 100% interest.

Cordillera Del Condor Background

The Cordillera Del Condor District has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border historical small-scale but high-grade gold production is reported to have exceeded 100,000 ozs. per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple world-class gold and base metal-bearing deposits, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (171 million indicated tonnes at 0.51% copper, 0.09 g/t gold plus 46 million inferred tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district (measured & indicated resources of  0.58 million ounces gold at 12.4 g/t gold plus an inferred resource of  0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective company’s public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Issuer as he is an officer and a director.

The analytical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Cuenca, Ecuador for preparation and on to Vancouver, BC for analysis.  Au is analyzed by fire assay on a 30g aliquot followed by fusion and an ICP-OES finish.  Samples greater than 10 ppm are analyzed by classical gravimetric fire assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

July 23, 2010